NYLI CBRE Global Infrastructure Megatrends Term Fund

51 Madison Avenue

New York, NY 10010

October 8, 2024

VIA EDGAR

Ms. Kenneth Ellison

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	NYLI CBRE Global Infrastructure Megatrends Term Fund (File Nos. 333-255283 / 811-23654) (“Registrant”) Form N-CSR Filing

Dear Mr. Ellison:

This letter responds to your comments, provided telephonically on September 9, 2024, regarding the Annual Report to Shareholders for the NYLI CBRE Global Infrastructure Megatrends Term Fund filed on Form N-CSR with the Commission on August 5, 2024 (SEC Accession No. 0001193125-24-193334). On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, excerpt as otherwise defined herein.

Comment 1: Please confirm that to the extent the Registrant invests in other investment companies, the Registrant has disclosed distributions of realized gains received from such other investment companies, separately.

Response: We hereby confirm that the necessary disclosure will be included in future reports should the Registrant receive distributions of realized gains from any of its investments in other investment companies.

Comment 2: Please include disclosure responsive to Items 4(i) and 4(j) in all future N-CSR filings even if those are not applicable to the registrant.

Response: We hereby confirm that such disclosure will be included in all future N-CSR filings.

If you have any questions or comments, please contact the undersigned at 201-744-3598.

Very truly yours,

/s/ Brian J. McGrady
Brian J. McGrady
Assistant Secretary